CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 3,	January 3,
	2016	2016

Current assets:
Cash and cash equivalents	$53,450	$50,675
Trade accounts receivable	434,315	306,132
Inventories (note 4)	861,857	851,033
Prepaid expenses, deposits, and other current assets	43,853	42,934
Assets held for sale	2,840	2,840
Total current assets	1,396,315	1,253,614

Non-current assets:
Property, plant and equipment	1,045,957	1,044,389
Intangible assets	332,198	336,753
Goodwill	190,626	190,626
Deferred income taxes	1,829	2,793
Other non-current assets	7,758	6,105
Total non-current assets	1,578,368	1,580,666

Total assets	$2,974,683	$2,834,280

Current liabilities:
Accounts payable and accrued liabilities	$253,405	$232,268
Income taxes payable	1,757	953
Total current liabilities	255,162	233,221

Non-current liabilities:
Long-term debt (note 5)	584,010	375,000
Other non-current liabilities	40,343	37,616
Total non-current liabilities	624,353	412,616

Total liabilities	879,515	645,837

Equity:
Share capital	147,943	150,497
Contributed surplus	23,963	14,007
Retained earnings	1,930,477	2,022,846
Accumulated other comprehensive income	(7,215)	1,093
Total equity attributable to shareholders of the Company	2,095,168	2,188,443

Total liabilities and equity	$2,974,683	$2,834,280

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	April 3,	April 5,
	2016	2015

Net sales	$593,290	$636,191
Cost of sales	436,920	496,263

Gross profit	156,370	139,928

Selling, general and administrative expenses	79,238	77,066
Restructuring and acquisition-related costs (note 6)	6,828	1,489

Operating income	70,304	61,373

Financial expenses, net (note 7(b))	4,870	2,947

Earnings before income taxes	65,434	58,426

Income tax expense	2,200	2,397

Net earnings	63,234	56,029

Other comprehensive income (loss), net of related income taxes (note 9):
Cash flow hedges	(8,308)	2,711

Comprehensive income	$54,926	$58,740

Earnings per share (note 10):
Basic	$0.26	$0.23
Diluted	$0.26	$0.23

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended April 3, 2016 and April 5, 2015
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443

Share-based compensation	-	-	3,924	-	-	3,924
Shares issued under employee share
purchase plan	14	370	-	-	-	370
Shares issued pursuant to exercise of
stock options	17	198	(71)	-	-	127
Shares issued or distributed pursuant to
vesting of restricted share units	6	131	(131)	-	-	-
Shares repurchased for cancellation	(5,240)	(3,253)	-	-	(136,856)	(140,109)
Change in classification of non-Treasury
RSUs to equity-settled (note11(b))	-	-	6,234	-	-	6,234
Dividends declared	-	-	-	-	(18,747)	(18,747)
Transactions with shareholders of the
Company recognized directly in equity	(5,203)	(2,554)	9,956	-	(155,603)	(148,201)

Cash flow hedges (note 9)	-	-	-	(8,308)	-	(8,308)
Net earnings	-	-	-	-	63,234	63,234
Comprehensive income (loss)	-	-	-	(8,308)	63,234	54,926

Balance, April 3, 2016	238,369	$147,943	$23,963	$(7,215)	$1,930,477	$2,095,168

Balance, January 4, 2015	241,056	$108,225	$29,971	$(6,408)	$1,750,384	$1,882,172

Share-based compensation	-	-	3,113	-	-	3,113
Shares issued under employee share
purchase plan	13	374	-	-	-	374
Shares issued pursuant to exercise of
stock options	45	697	(233)	-	-	464
Shares issued or distributed pursuant to
vesting of restricted share units	419	4,042	(4,042)	-	-	-
Dividends declared	-	-	46	-	(16,080)	(16,034)
Transactions with shareholders of the
Company recognized directly in equity	477	5,113	(1,116)	-	(16,080)	(12,083)

Cash flow hedges (note 9)	-	-	-	2,711	-	2,711
Net earnings	-	-	-	-	56,029	56,029
Comprehensive income	-	-	-	2,711	56,029	58,740

Balance, April 5, 2015	241,533	$113,338	$28,855	$(3,697)	$1,790,333	$1,928,829

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	April 3,	April 5,
	2016	2015

Cash flows from (used in) operating activities:
Net earnings	$63,234	$56,029
Adjustments to reconcile net earnings to cash flows
from (used in) operating activities (note 11(a))	41,504	35,607
	104,738	91,636
Changes in non-cash working capital balances:
Trade accounts receivable	(127,326)	(123,884)
Income taxes	810	(2,720)
Inventories	(10,545)	37,633
Prepaid expenses and deposits other current assets	(1,609)	(895)
Accounts payable and accrued liabilities	13,409	(26,919)
Cash flows used in operating activities	(20,523)	(25,149)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(31,829)	(82,131)
Purchase of intangible assets	(6,218)	(1,437)
Business acquisition	-	(103,370)
Proceeds on disposal of assets held for sale and property, plant and equipment	138	600
Cash flows used in investing activities	(37,909)	(186,338)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facilities	209,010	219,000
Dividends paid	(18,747)	(32,125)
Proceeds from the issuance of shares	459	804
Repurchase and cancellation of shares	(129,805)	-
Cash flows from financing activities	60,917	187,679

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	290	(1,009)
Net increase (decrease) in cash and cash equivalents during the period	2,775	(24,817)
Cash and cash equivalents, beginning of period	50,675	85,098
Cash and cash equivalents, end of period	$53,450	$60,281

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,797	$1,640
Income taxes, net of refunds	386	2,785

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 3, 2016
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three months ended April 3, 2016 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2015 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 4, 2016.

(b)	Seasonality of the business:

The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters of the calendar year.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. INVENTORIES:

	April 3,	January 3,
	2016	2016

Raw materials and spare parts inventories	$122,262	$119,826
Work in progress	47,658	54,737
Finished goods	691,937	676,470
	$861,857	$851,033

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion which matures in April 2021. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). As at April 3, 2016, $410.0 million (January 3, 2016 - $375.0 million) was drawn under the facility, and the effective interest rate for the three months ended April 3, 2016 was 1.6%. In addition, an amount of $24.9 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at April 3, 2016.

In addition, during March 2016, the Company entered into a new unsecured long-term bank credit facility of $300 million which matures in March 2018. The facility has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. Amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread of 1.0% during the revolving period and 1.25% during the term-out period. As at April 3, 2016, $174.0 million was drawn under the facility, and the effective interest rate for the three months ended April 3, 2016 was 1.4%. The $300 million long-term bank credit facility requires the Company to comply with the same covenants as the $1 billion revolving long-term bank credit facility described above.

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	April 3,	April 5,
	2016	2015

Employee termination and benefit costs	$1,132	$98
Exit, relocation and other costs	4,994	565
Loss on disposal of property, plant and equipment	618	-
Remeasurement of contingent consideration in
connection with a business acquisition	84	193
Acquisition-related transaction costs	-	633
	$6,828	$1,489

Restructuring and acquisition-related costs for the three months ended April 3, 2016 relate primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy, and the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions.

Restructuring and acquisition-related costs for the three months ended April 5, 2015 relate primarily to costs incurred in connection with the acquisition of the operating assets of Comfort Colors.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended
	April 3,	April 5,
	2016	2015

Depreciation of property, plant and equipment	$29,842	$25,429
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories
at the beginning and end of the period	(279)	(989)
Depreciation of property, plant and equipment included in net earnings	29,563	24,440
Amortization of intangible assets, excluding software	4,343	4,282
Amortization of software	794	693
Depreciation and amortization included in net earnings	$34,700	$29,415

Property, plant and equipment includes $77.8 million (January 3, 2016 - $75.6 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:

	Three months ended
	April 3,	April 5,
	2016	2015

Interest expense on financial liabilities recorded at amortized cost	$1,866	$1,385
Bank and other financial charges	998	956
Interest accretion on discounted provisions	83	81
Foreign exchange loss	1,923	525
	$4,870	$2,947

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	April 3,	January 3,
	2016	2016

Financial assets
Amortized cost:
Cash and cash equivalents	$53,450	$50,675
Trade accounts receivable	434,315	306,132
Other current assets included in prepaid expenses, deposits and
other current assets	21,183	25,140
Long-term non-trade receivables included in other non-current assets	2,219	2,372
Derivative financial instruments designated as effective hedging instruments
included in prepaid expenses, deposits and other current assets	3,445	4,034
Derivative financial instruments included in prepaid expenses, deposits
and other current assets - total return swap	576	51

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$243,555	$230,739
Long-term debt - bearing interest at variable rates	584,010	375,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable and accrued liabilities	9,850	1,529
Contingent consideration included in other non-current liabilities	6,514	5,919

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017. The contingent consideration is classified as a financial liability and is included in other non-current liabilities. The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%.

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended
	April 3,	April 5,
	2016	2015

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(1,832)	$618
Commodity price risk	(6,121)	435

Income taxes	18	(7)

Amounts reclassified from OCI to inventory, related to commodity price risk	55	2,543

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(1,402)	(377)
Selling, general and administrative expenses	338	-
Financial expenses, net	632	(509)
Income taxes	4	8
Other comprehensive income (loss)	$(8,308)	$2,711

The change in the time value element of option contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three months ended April 3, 2016.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three months ended April 3, 2016.

For the three months ended April 3, 2016, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at April 3, 2016, accumulated other comprehensive loss of $7.2 million consisted of net deferred losses on commodity option contracts of $7.0 million and net deferred losses on forward foreign exchange contracts of $0.2 million. Approximately $3.4 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	April 3,	April 5,
	2016	2015

Net earnings - basic and diluted	$63,234	$56,029

Basic earnings per share:
Basic weighted average number of common shares outstanding	242,637	241,360
Basic earnings per share	$0.26	$0.23

Diluted earnings per share:
Basic weighted average number of common shares outstanding	242,637	241,360
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	718	2,153
Diluted weighted average number of common shares outstanding	243,355	243,513
Diluted earnings per share	$0.26	$0.23

Excluded from the above calculation for the three months ended April 3, 2016 are 858,153 stock options (2015 - 296,202) and 71,919 Treasury RSUs (2015 - nil) which were deemed to be anti-dilutive.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended
	April 3,	April 5,
	2016	2015

Depreciation and amortization (note 7(a))	$34,700	$29,415
Restructuring charges related to property, plant and equipment (note 6)	618	-
Loss on remeasurement of contingent consideration in connection
with a business acquisition (note 6)	84	193
Loss (gain) on disposal of property, plant and equipment	70	(177)
Share-based compensation	3,962	3,147
Deferred income taxes	967	2,103
Unrealized net loss on foreign exchange and financial derivatives	95	753
Timing differences between settlement of financial derivatives and
transfer of deferred loss in accumulated OCI to net earnings	102	1,396
Other non-current assets	(1,653)	(563)
Other non-current liabilities	2,559	(660)
	$41,504	$35,607

(b)	Variations in non-cash transactions:
	Three months ended
	April 3,	April 5,
	2016	2015

Dividends declared included in dividends payable	$-	$(16,091)
Shares repurchased for cancellation	(10,304)	-
Change in classification of non-Treasury RSUs to equity-settled (1)	6,234	-
Additions to property, plant and equipment and intangible assets
included in accounts payable and accrued liabilities	(5,229)	(554)
Settlement of pre-existing relationship	-	8,378
Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	-	46
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	202	4,275

(1) As of January 3, 2016, all non-Treasury RSUs are accounted for as equity-settled awards. As a result, the Company reclassified $6.2 million from accounts payable and accrued liabilities to contributed surplus in the consolidated statement of financial position, which represents the fair value as at January 3, 2016 of non-Treasury RSU awards previously accounted for as cash-settled awards. This reclassification did not result in the recognition of incremental share-based compensation expense.

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. CONTINGENT LIABILITIES:

Claims and Litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2015 audited annual consolidated financial statements.

	Three months ended
	April 3,	April 5,
	2016	2015

Segmented net sales:
Printwear	$392,135	$431,261
Branded Apparel	201,155	204,930
Total net sales	$593,290	$636,191

Segment operating income:
Printwear	$85,162	$83,959
Branded Apparel	14,860	2,158
Total segment operating income	$100,022	$86,117

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$100,022	$86,117
Amortization of intangible assets, excluding software	(4,343)	(4,282)
Corporate expenses	(18,547)	(18,973)
Restructuring and acquisition-related costs	(6,828)	(1,489)
Financial expenses, net	(4,870)	(2,947)
Earnings before income taxes	$65,434	$58,426

QUARTERLY REPORT – QUARTER ENDED APRIL 3, 2016 P.44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. EVENTS AFTER THE REPORTING PERIOD:

On May 4, 2016, the Company announced that it signed a definitive agreement to acquire 100% of the equity interest of Alstyle Apparel, LLC and its subsidiaries (Alstyle), which constitute the apparel division of Ennis, Inc., for cash consideration of $110 million. The acquisition will be financed by the utilization of the Company’s long-term bank credit facilities. The acquisition is subject to regulatory and customary closing conditions and is expected to close before the end of June 2016. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle brand. Alstyle sells its products to screenprinters, embellishers and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the United States, Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada and Mexico and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

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